BEMA GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the quarters ended September 30, 2004 and 2003
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

The following discussion of the operating results and financial position of Bema Gold Corporation ("the Company" or "Bema") was prepared as at November 12, 2004 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the nine months ended September 30, 2004 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2003.

The operating results of the Company in 2003 include the results of EAGC Ventures Corp. from the date of acquisition, February 14, 2003, onwards.

RESULTS OF OPERATIONS
Third Quarter 2004 and 2003
The Company reported a net loss of $21.6 million ($0.059 per share) on revenue of $24.9 million for the third quarter of 2004 compared to a restated net loss of $14.3 million ($0.043 per share) on revenue of $24 million for the third quarter of 2003. Included in the net loss for the third quarter of 2004 was an unrealized derivative loss of $25.5 million resulting from the mark-to-market adjustment of the Company's non-hedge derivative financial instruments based on the spot price of gold of $416 per ounce at September 30, 2004 partially offset by a realized non-hedge derivative gain of $14.4 million. For the quarter ended September 30, 2003, the net loss of $14.3 million included $13.7 million of unrealized non-hedge derivative losses (based on the gold spot price of $385 per ounce at September 30, 2003) and $1.6 million of realized non-hedge derivative gains.

		2004			2003*			2002*
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gold revenue	$24,852	$21,150	$19,686	$26,716	$23,997	$24,567	$11,537	$8,490
Operating earnings (loss)	$(4,559)	$(6,982)	$(2,173)	$(1,869)	$1,351	$(600)	$(1,807)	$857
Net earnings (loss)	$(21,550)	$745	$(14,161)	$(20,152)	$(14,280)	$(4,222)	$8,078	$(2,035)
Net earnings (loss) per
common share - basic	$(0.059)	$0.002	$(0.039)	$(0.057)	$(0.043)	$(0.013)	$0.028	$(0.008)
Cash from (to) operations	$13,636	$(10,757)	$(4,552)	$(2,000)	$8,208	$208	$1,712	$1,437

* Certain numbers have been restated due to the adoption of new accounting standards in 2003 as described in note 2 to the 2003 year-end audited consolidated financial statements.

For the first nine months of 2004, the Company reported a net loss of $35 million ($0.097 per share) on revenue of $65.7 million compared to restated net loss of $10.4 million ($0.033 per share) on revenue of $60.1 million in 2003.

Gold revenue
Gold revenue in the current quarter increased by 18% over the second quarter of 2004 and was 4% higher than the corresponding quarter of 2003. The increase in revenue over the second quarter was due primarily to a 17% increase in the number of ounces of gold sold as the average price realized has remained relatively consistent from quarter to quarter in 2004. The average price realized in the quarter was below the spot price of gold of $401 per ounce due to $660,000 (Q3 2003 - $821,000) of hedge losses, relating to the Julietta Mine, recognized during the quarter. As of September 30, 2004, $1.9 million of hedge losses relating to the Julietta Mine have been deferred on the balance sheet and will be charged against income by September 2005. For the nine months ended September 30, 2004, the average price realized was $392 per ounce on revenue of $65.7 million on 167,251 ounces sold compared to $342 per ounce on revenue of $60.1 million on 175,978 ounces sold for the first nine months of 2003. The spot price of gold averaged $401 and $349 per ounce for the nine months ended September 30, 2004 and 2003, respectively.

	Third Quarter 2004			Third Quarter 2003
	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized
	(in ounces)		price/ ounce	(in ounces)		price/ ounce

Julietta	22,670	$8,505	$375	32,651	$11,153	$342
Petrex	40,553	16,347	$403	35,337	12,844	$363

	63,223	$24,852	$393	67,988	$23,997	$353

Operations
Total gold production in the third quarter of 2004 was 13% lower than in the same quarter in 2003, but was 13% higher than in the second quarter of 2004.

	Third Quarter 2004			Third Quarter 2003
	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost *	cash cost
	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)

Julietta	20,689	$186	$221	32,928	$58	$97
Petrex*	40,559	$425	$425	37,289	$389	$389

	61,248	$344	$356	70,217	$234	$252

* Excludes any gains from rand denominated put options.

Julietta Mine
The Julietta Mine had operating income of approximately $648,000 for the quarter ended September 30, 2004 and $3.9 million for the nine months ended September 30, 2004. Gold production was 16% lower and the operating cost 34% higher to produce an ounce of gold than in the second quarter of 2004 due mainly to lower gold head grades and significantly lower silver production in the third quarter. The Company's operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Mill throughput and recoveries were over budget for both gold and silver during the third quarter. Reconstruction of the warehouse and shop building was also completed during the quarter as was the tailings pond expansion project.

The Julietta operations in the third quarter of 2003 was considerably better than the comparable quarter in 2004 as the grade of gold and silver last year were significantly above life-of-mine averages. For the nine months ended September 30, 2004, the Julietta Mine produced 65,574 ounces of gold at an operating cash cost per ounce of $168 and at a total cash cost per ounce of $209. Overall, in addition to the warehouse fire that occurred in the first quarter, production has been lower in 2004 than in 2003 due to the lower grade of ore being mined after the first two years of operations. The lower grade of ore was always contemplated in the Julietta mine plan and has been partially offset by an increase in mill throughput.

For the nine months ended September 30, 2003, the Julietta Mine produced 87,626 ounces of gold at an operating cash cost per ounce of $107 and a total cash cost per ounce of $146.

It is anticipated that silver production will increase in the fourth quarter of 2004 which should result in lower operating costs. For the fourth quarter of 2004, the Julietta Mine is forecast to produce 23,500 ounces of gold at an operating cash cost per ounce of $170 and a total cash cost per ounce of $217.

Petrex Mines
At the Petrex Mines in South Africa, as a result of changes and improvements implemented during the second quarter, gold production increased by 36% over the second quarter and the per ounce operating cost decreased by 23% over the same period.

The Petrex Mines incurred an operating loss of $3 million for the quarter ending September 30, 2004 which was a significant improvement over the operating loss of $8.2 million in previous quarter. Adjusting for the rand denominated put gains of $3.7 million in the third quarter of 2004, the Petrex Mines would have generated an operating profit of approximately $700,000 in the quarter. Gold production at the Petrex Mines totalled 40,559 ounces in the quarter at a total cash cost per ounce of $425. Adjusting for the rand gold put option gains reduces the total cash cost per ounce to $332 in the third quarter of 2004. During the nine months ended September 30, 2004, the Petrex Mines produced 102,470 ounces of gold (2003 – 93,734 ounces) at a total cash cost of $462 per ounce (2003 - $375 per ounce). Adjusting for the rand gold put option gains reduces the total cash cost per ounce to $389 (2003 - $343 per ounce) for the nine months ended September 30, 2004.

Emphasis will remain on improving the Shaft Call Factors at all of the shafts to improve the ore grade delivered to the plant. Some of the improvements being implemented are improved blasting techniques, better control of water (and associated mud), mechanical supports at the face and the use of trackless mining equipment where appropriate.

Depreciation and depletion
Depreciation and depletion expense remained relatively unchanged in the third quarter of 2004 compared to 2003 as the decrease in the number of ounces sold in the quarter was offset by a higher depreciation rate in 2004 as a result of adjustments to the depreciable reserves of Julietta and Petrex.

Other
During the quarter ended September 30, 2004, the Company incurred approximately $2 million (Q3 2003 - $233,000) of costs at the Refugio Mine related to the ramp-up for the re-start of operations and to the residual leaching operation. The former costs include such items as the hiring and training of operations personnel and repairs to the pads, ponds and the recovery plant. In addition, the Company recorded a charge to operations of $469,000 (Q3 2003 - $691,000) with respect to reclamation accretion expense in the quarter, of which $326,000 related to costs associated with the rehabilitation / reclamation of the Petrex Mines.

For the nine months ended September 30, 2004, reclamation accretion expense totalled $1.4 million and Refugio costs totalled $3.2 million, compared to $1.3 million and $739,000, respectively, for the same period one year earlier. All costs incurred at Refugio in 2003 related to the residual leaching operation.

Interest and financing costs
In the third quarter of 2004, interest expense totalled $2.1 million, of which $529,000 related to the Petrex project loan and $226,000 to the Julietta project loans. In addition, $99,000 of interest on the capital lease of the Refugio mining fleet, accrued interest of $569,000 on the liability component of the convertible notes and a non-cash charge of $541,000 pertaining to the accretion of the carrying value of the recently issued convertible notes (see Note 6 to the September 30, 2004 unaudited consolidated financial statements and also Financing Activities section below) was recorded during the period. As required under Canadian accounting standards, the $70 million of convertible notes have been accounted for as debt instruments, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted at a rate of 8.85% per annum to its face value of $70 million over the term of the notes which compares to a rate of 3.25% of interest which is payable annually. Interest expense of $197,000 incurred on the Kupol Bridge loan facility (see Financing Activities section) was capitalized to property, plant and equipment during the quarter.

Amortization of deferred financing costs totalling $1 million in the third quarter of 2004, relating mainly to the Julietta project loans, was almost twice the amount amortized in the previous two quarters due mainly to the additional amortization required due to the earlier than scheduled repayment of the Julietta project loans.

In the third quarter of 2003, interest expense totalled $1.1 million, of which $532,000 related to the Julietta project loans. The remaining $608,000 related to interest on the Petrex project loan and on the 50.7 million rand denominated Petrex working capital loan.

For the nine months ended September 30, 2004, interest expense totalled $5.5 million versus $3.3 million for the same period one year earlier, the increase attributable mainly to the non-cash charge of $2.6 million pertaining to the accretion of the carrying value of the convertible notes issued in February 2004.

Amortization of financing costs totalling $427,000 in the third quarter in 2003 related entirely to the Julietta project loans.

General exploration
General exploration expense totalling $308,000 and $38,000 in the quarter ending September 30, 2004 and 2003, respectively, related to general reconnaissance activities.

Stock-based compensation
In the fourth quarter of 2003, the Company adopted the new accounting standard CICA 3870, "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all the stock options granted. The fair value of the options granted are estimated at the date of grant using the Black-Scholes option pricing model and is expensed to operations over the vesting period of the options. The Company recorded $763,000 of stock-based compensation expense for the third quarter and approximately $3.8 million for the nine months ending September 30, 2004. Of these amounts, approximately $518,000 and $2.4 million, respectively, related to options granted in 2004 and the remainder related to 2003. As at September 30, 2004, approximately $2.1 million of fair value of stock options previously granted remain to be expensed, of which $700,000 is to be expensed in the fourth quarter of 2004 and $1.4 million in 2005.

Foreign exchange gains and losses
During the quarter ended September 30, 2004, the Company recorded a net foreign exchange loss of $12,000 as there was a modest weakening of the South African rand from 6.2663 rand to one U.S. dollar at second quarter-end to 6.3967 rand to the dollar as at September 30, 2004. For the nine months ended September 30, 2004, the Company recorded a foreign exchange loss of $1.2 million, the majority of which resulted from the appreciation of the rand relative to the U.S. dollar in the first quarter of 2004.

During the third quarter of 2003, the Company recorded a net foreign exchange loss of $1.6 million as a foreign exchange loss of $2.2 million resulting from the appreciation of the rand was offset to a certain extent by the strengthening of the Canadian dollar vis-à-vis the U.S. dollar. For the nine months ended September 30, 2003, the Company recorded a net foreign exchange loss of $416,000.

Other
For the nine months ended September 30, 2004, Other consists primarily of a $1.8 million provision against the insurance claim receivable from Julietta warehouse fire that occurred in February 2004, partially offset by interest income of $531,000.

Write-down of mineral property
On April 30, 2004, the Company entered into a letter of intent to sell its 100% interest in the Yarnell gold property in Arizona for payment in cash or shares and a net smelter royalty with a total value of approximately $2.2 million. As a result, the carrying value of the property was written-down by $8.5 million to its estimated net realizable value in the first quarter. In July 2004, the Company received notification from the would-be purchaser that the option to acquire the Yarnell property would not be exercised. The Company has since been approached by three other prospective buyers interested in acquiring the rights to the property and is currently in negotiations with one of them for the potential sale of the property.

Derivative gains and losses
During the quarter ended September 30, 2004, the Company recorded a realized derivative gain of $14.4 million (Q3 2003 - $1.6 million) and an unrealized derivative loss of $25.5 million (Q3 2003 – $13.7 million) on derivative instruments. The net derivative loss of $11.1 million was a result of the increase in the spot gold price from $396 per ounce at June 30, 2004 to $416 per ounce at the end of September 2004 and the strengthening of the rand relating to the change in the fair value of the contingent forward and rand put option contracts which did not qualify for hedge accounting. The contingent forward contracts for Petrex mature over the next eight years and are non-recourse to Bema.

Current and future income tax expense
The majority of the current and future income tax expense relates to certain unrealized foreign exchange gains resulting from a change in foreign tax legislation.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the third quarter with cash and cash equivalents of $34.5 million (December 31, 2003 - $30.8 million) and working capital of $7.6 million (December 31, 2003 - $9.3 million working capital deficiency) compared to cash and cash equivalents of $44.7 million and working capital of $7.6 million in the prior quarter.

Petrex was at the year-end and throughout 2004 not in compliance with several of its loan covenants which required the classification of the entire outstanding balances of the Petrex project loan and rand denominated working capital facility, totalling $31.9 million at September 30, 2004, as current liabilities.

During the quarter, Petrex continued to advance discussions with its lenders with regards to the restructuring of its debt facilities. The Petrex debt facilities are non-recourse to Bema Gold. Petrex has requested that the lenders defer the loan payments (which the lenders have agreed to) scheduled for September 2004 ($1.0 million), December 2004 ($1.5 million) and for all of 2005 ($5.5 million). The Company has also requested that all required waivers be provided in order so that the debt outstanding of $31.9 million can be classified as long-term rather than current liabilities as reflected on the balance sheet as at September 30, 2004. In return, the Company would agree to fund operating cash shortfalls to a maximum of $5 million and guarantee all debt interest payments to the end of 2005. During the quarter, Petrex closed out all of its rand put option contracts maturing between October 2005 and December 2008 for a total cash consideration of $15.1 million. Of this amount, $3.4 million was applied against a deferred premium owed relating to the original purchase of the rand put options. The remaining amount of $11.7 million may be applied against the outstanding loan (which would also have the effect of reducing the annual interest payments by approximately $500,000), although no formal decision or agreement has been reached. If this amount is applied against the project loan, it will be reduced to approximately $20.2 million. The decision to close out the rand puts was based on the Company's desire to reduce the debt and on management's belief that the rand should weaken over the twelve months which would greatly reduce the benefit of the rand denominated put options. For example, at a gold price of $420 per ounce and a rand exchange rate of 7.4 rand to the U.S. dollar, the rand put options would have little value. It is anticipated that a formal agreement will be reached with the banks prior to the end of this year.

On October 26, 2004, the Company announced that it had entered into an agreement for a Cdn.$100 million bought-deal public offering with a syndicate of underwriters. Under the agreement, Bema will issue and the underwriters will purchase approximately 27.4 million common shares of the Company on or around November 17, 2004 in connection with the closing of the public offering. In addition, subject to the exercise of an option granted to the underwriters, the Company may also issue up to an additional 6.85 million common shares at Cdn.$3.65 per share for additional gross proceeds of Cdn.$25 million under the offering. Proceeds from this offering will be used to further advance the Kupol property and for general corporate purposes.

Operating activities

For the most recent quarter, the Company's cash from operating activities before the change in non-cash working capital resulted in a net cash inflow of $14.8 million resulting almost entirely from the close out of derivative instruments (see Gold forward and option contracts section). Positive cash flow from the Julietta operations totalled approximately $3.6 million for the quarter ended September 30, 2004 whereas cash flow from the Petrex Mines operations was negative $1.4 million in the quarter.

Cash flow from operating activities before the change in non-cash working capital for the quarter ended September 30, 2003 was $5.2 million which included $2.2 million of proceeds, from a second quarter Julietta gold sale, not received until the third quarter of 2003. Cash flow from the Julietta Mine remained strong in the quarter whereas cash flow from the Petrex Mines was negatively impacted by the continued strength of the rand.

For the nine months ended September 30, 2004 and 2003, cash flow from operating activities before the change in non-cash working capital was $2.1 million and $7.4 million respectively.

Financing activities

On February 25, 2004, the Company completed an offering of $70 million of senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes bear interest at 3.25% per annum payable annually. The Convertible Notes are convertible at the option of the note holder beginning on June 26, 2004 at a conversion price of $4.664 per share. The proceeds from the offering are being used for the recommencement of gold mining at the

Refugio Mine in Chile, the continued development of the Kupol property and for general corporate purposes.

During the quarter, a subsidiary of the Company signed an agreement for a $60 million bridge loan facility (the "Facility") with Bayerische Hypo-und Vereinsbank AG ("HVB") for the continued development of the Kupol project located in north-eastern Russia. Bema has guaranteed the Facility, which will mature in 24 months, however, Bema intends to repay the Facility from the proceeds of the Kupol project construction financing which is expected to be arranged in mid 2005. As at September 30, 2004, the Company had drawn down $38 million of the Facility.

Also during the most recently completed quarter, the Company received proceeds of $1.3 million from the exercise of stock options. For the nine months ended September 30, 2004, the Company received $7.2 million from the exercise of warrants, the majority of which would have expired in the second quarter, and $2.1 million from the exercise of stock options.

During the third quarter of 2004, the Company made the scheduled $5.6 million repayment of the Julietta project loans and also prepaid an additional $5.6 million of the Julietta project loans six months ahead of schedule. The Company has now repaid in its entirety the Julietta project loans with the exception of the $1.5 million IFC C loan. The IFC C loan cannot be repaid without the consent of the lender (which has not been given) and the loan can be extended at the option of the IFC beyond the March 31, 2005 maturity date. For the nine months ended September 30, 2004, $16.8 million (2003 - $11.2 million) of the Julietta project loan and $3 million (2003 - $6.5 million) of the Petrex project loan were repaid.

Other consists of $1.7 million of financing related costs incurred with respect to the Kupol Bridge loan facility that was established in July 2004.

The following are the Company's contractual obligations as at September 30, 2004:

Contractual obligations	Total	2004	2005	2006	2007	2008	2009+
Long-term debt (1)(2)	$141,426	$2,500	$5,500	$43,000	$9,500	$10,926	$70,000
Capital lease obligations (3)	6,807	623	1,247	1,247	1,246	1,246	1,198
Purchase obligations	270	270	-	-	-	-	-
Other long-term obligations	688	475	213	-	-	-	-
Total contractual obligations	$149,191	$3,868	$6,960	$44,247	$10,746	$12,172	$71,198

(1)
As Petrex was in breach of several loan coverage ratios relating to its project loan as at December 31, 2003 and during 2004 mainly as a result of the strength of the South African rand, the entire outstanding balances of the Petrex project loan facility and working capital facility totalling $31.9 million have been classified as current liabilities on the balance sheet.

(2)
The $70 million of convertible notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes.

(3)
As at September 30, 2004, the Company's 50% owned joint venture in Chile had entered into capital leases totalling $11.5 million (the Company's share - $5.75 million) for the Refugio mining fleet. Amounts shown in the table included approximately $1 million of interest payable over the term of the leases. When the entire mining fleet is delivered and accepted, the total of all the capital lease agreements entered into by Compania Minera Maricunga will approximate $31 million.

Investing activities
In May 2004, the Company completed the Preliminary Economic Assessment (PEA) on the Kupol property which demonstrated that the property can be developed as a high grade, low cost gold and silver mine with robust project economics. The PEA was completed following one summer season of exploration where a preliminary mineral resource was identified containing 1.8 million ounces of gold and 19 million ounces of silver in the indicated category and a further 4.2 million ounces of gold and 56 million ounces of silver in the inferred category. The PEA is the beginning of the planning process for conducting mining and milling operations at Kupol.

The 2004 exploration and development program at Kupol commenced in May and included approximately 57,000 metres of drilling to further explore the property; and conduct infill and reserve definition drilling. The highlights of the 2004 drilling program to date are: the extension of high-grade mineralization in the North Zone 250 metres to the north at depth; the discovery of a new wide, high-grade vein in the recently discovered multiple veins in the North Zone; the discovery of a new high-grade sub-parallel or offset vein in the South Zone; the discovery of a new high-grade ore shoot in the Central Zone; and ongoing detailed drilling in the Big Bend Zone which continues to demonstrate strong continuity of the high-grade zone. The development portion of the program also includes construction of a runway for fixed wing aircraft, preparatory earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work and procurement of equipment for planned 2005 commencement of mine construction, subject to feasibility studies and financing.

The Company completed most of the infill drilling in October 2004 and five of the seven drill rigs did some exploration drilling. Two drills completed work on detailed drilling in early November and a third drill tested exploration targets on parallel veins and in the South Zone.

Development work at Kupol during the quarter included earthworks, road construction, geotechnical drilling for foundations and site facilities and procurement of equipment for the 2005 exploration and development program. A new resource calculation is currently being prepared and a feasibility study is scheduled to be completed by April 2005.

During the quarter ended September 30, 2004, the Company incurred approximately $31.7 million of expenditures on the Kupol property in far-eastern Russia relating to the 2004 exploration and development program. Some of the principal development activities during the quarter included earth work on the mill site and surface facilities in preparation for concrete foundation work in 2005, construction of the road leading to the site and winterizing and preparing the camp for the winter season. Thus far in 2004, the Company has spent approximately $50 million on the Kupol property consisting of approximately $17 million on exploration and feasibility drilling, $3 million on feasibility engineering and $30 million on development work. The Company expects to spend approximately an additional $19 million on exploration and development by the end of the year. The current development plan contemplates production commencing in mid-2008 (subject to final feasibility studies and financing).

At Refugio, construction activities during the third quarter focused on engineering and design, procurement, earthworks, concrete installation, power line construction and support facilities.

Capital expenditures at Refugio totalled $13.6 million (the Company's 50% share - $6.8 million) in the quarter and $27.4 million (the Company's 50% share - $13.7 million) for the nine months ended September 30, 2004, excluding the capital cost relating to the mining fleet which is being leased. The total estimated capital costs at Refugio, originally budgeted at $70 million (with an additional $30 million in capital leases for the mining fleet), have increased by 10%. Some of the increase was for items not in the original estimate.

Bema and joint venture partner, Kinross Gold Corporation are completing a major upgrade of the Refugio Mine facilities which will result in the restart on mining in the first quarter of 2005. Commercial production is expected to be achieved by the second quarter of 2005. The annual production rate is expected to average approximately 250,000 ounces of gold (the Company's 50% share – 125,000 ounces) at a total cash cost of $225 per ounce over a minimum 9-year mine life. Bema is funding its share of the capital expenditures by using a portion of the proceeds from the convertible note offering completed during the first quarter of 2004 and by way of a capital equipment lease for a new mining fleet. As a result, Bema's share of production from Refugio will have no project debt.

At Julietta, capital expenditures totalled $3.6 million (Q3 2003 - $669,000) in the quarter, of which $2.6 million was on exploration. Bema has successfully replaced reserves at Julietta for the last two years and there are a number of veins on the property that have the potential to be converted from the resource to reserve category. The exploration program for the remainder of 2004 will focus on converting resources into reserves and testing a number of targets on the property for new resources. At Petrex, capital expenditures totalled $2.8 million, of which $2.3 million was spent on underground development and shaft equipment and a further $497,000 on exploration drilling.

Included in acquisition, exploration and development for the third quarter of 2004 are $663,000 of flow-through expenditures (Q3 2003 - $1.1 million) incurred on the Monument Bay property in Canada and $649,000 (Q3 2003 - $283,000) incurred by one of the Company's subsidiaries on the East Pansky property in Russia. Subsequent to the quarter-end, the Company completed a flow-through private placement for Cdn.$5 million through the issuance of 1.25 million common shares of the Company at Cdn.$4.00 per share. Proceeds from this private placement will be used exclusively for the further exploration at the Monument Bay property.

	Third Quarter		Nine Months
Capital expenditures	2004	2003		2004		2003

Julietta Mine	$954	$105		$1,484		$826
Julietta exploration	$2,609	$564		$5,059		$1,332
Petrex Mines	$2,350	$2,353		$6,069		$5,467
Petrex exploration	$497	$6		$1,476		$203
Refugio exploration and construction	$6,815	$655	$		$
				13,728		2,534
Kupol exploration and development	$31,702	$3,092	$			$7,924
				50,217
Acquisition, exploration and development	$1,785	$1,736		$5,566		$5,241

During the third quarter of 2003, Compania Minera Maricunga spent approximately $1.3 million (the Company's 50% share - $655,000), of which the majority of the expenditures in the quarter related to the engineering study to restart operations at Refugio. The Company also incurred $2.4 million of expenditures at the Petrex Mines, of which $1.3 million was for underground and shaft equipment and $523,000 was on the metallurgical plant.

In July 2003, the Company announced its first drill results from Kupol where 43 holes totalling 5,630 metres had been drilled to date on the property. The results confirmed the high grade trenching and drilling results from earlier Russian exploration and significantly increased the strike length and depth of the mineralized vein system beyond the area of the previous drilling. For the quarter ended September 30, 2003, the Company incurred approximately $3.1 million of expenditures at the Kupol property.

In August 2004, Bema acquired 2.4 million units of Victoria Resource Corporation ("Victoria") at a price of Cdn.$1.65 per unit. The units were priced at an 18% premium to the ten day average closing price of the Victoria shares. Each unit is comprised of one common share and one half of a share purchase warrant with each whole warrant exercisable to acquire one additional common share of Victoria at Cdn.$2.25 per share for a two year period. With this additional investment, Bema's percentage ownership of Victoria increased from 29% to 33% of the outstanding common shares. The shares of Victoria were acquired as a long-term investment.

Cerro Casale Update
During the quarter, Placer Dome Inc. (51%) Bema (24%) and Arizona Star Resource Corp.(25%) reached an agreement on certain amendments to the Compania Minera Casale (CMC) shareholders' agreement. Placer Dome has issued a certificate (certificate B) under the shareholders' agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders' agreement. Subject to the terms of the shareholders' agreement, Placer Dome has up to 15 months to arrange such financing.

Placer Dome is required to arrange $1.3 -billion in financing, including $200-million in equity on behalf of all partners. In addition, Placer Dome is required to provide a pre-completion guarantee for an amount not greater than $1.1 -billion in senior loans. The senior loans are required to be an amount that is not less than 50 per cent of the initial project capital requirements. Any capital requirements exceeding $1.3 -billion of the financing provided or arranged by Placer Dome would be financed pro rata by the partners.

The Cerro Casale project is one of the world's largest undeveloped gold and copper deposits, which hosts measured and indicated mineral resources estimated at 25.4 million ounces of gold and 6.4 billion pounds of copper. The updated Placer Dome feasibility study contemplates a large-scale open pit mine that could produce approximately 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18-year mine life. Assuming a copper price of 95 cents per pound, Cerro Casale's cash costs are projected at approximately $115 per ounce (net of copper credits). Total costs, including amortization and depreciation of capital, are projected at approximately $225 per ounce. Capital costs for the project are estimated at $1.65 -billion

Gold forward and option contracts
In the third quarter, Bema continued to reduce the number of outstanding gold forward and contingent forward contracts by 15,750 ounces bringing the total reduction to 65,625 ounces in 2004. The Company intends to deliver into all of the outstanding Julietta forward contracts on the designated maturity dates out to 2006.

Bema's entire committed gold contracts represent approximately 3% of the Company's reserves and measured and indicated resources and approximately 1.9% when inferred resources are included.

The rand denominated put options, as shown in the table below, provide the Company with some protection against a strengthening South African rand without limiting the Company's leverage to a rising gold price or a declining rand. The rand denominated put options and all contingent forward contracts are treated as non-hedge transactions and are marked to market on a quarterly basis with the resulting unrealized derivative gain or loss reflected in the statement of operations.

The following is a summary of the Company's outstanding gold and silver derivative contracts at September 30, 2004.

	2004	2005	2006	2007-2012

Gold
Forward contracts (ounces)	18,450	33,550	43,350	–
Average price per ounce	$312	$325	$319	$–

Dollar denominated -
Put options purchased
$290 strike price (ounces)	6,849	26,364	23,790	59,988
$390 to $422 strike price (ounces)	–	45,000	50,000	77,500

Rand ("ZAR") denominated –
Put options purchased (ounces)	24,062	103,914	–	–
Average price per ounce (ZAR)	3,050	3,100	–	–
Average price per ounce (U.S.) *	$477	$485	$–	–

Call options sold (ounces)	10,000	45,000	50,000	77,500
Average price per ounce	$500	$459	$462	$463

Contingent forwards (maximum)
$320 strike price (ounces)	5,000	10,000	–	–
$350 strike price (ounces)	8,250	34,500	36,000	168,000

Silver
Forward contracts (ounces)	200,000	–	–	–
Average price per ounce	$6.1914	$–	$–	$–

Put options purchased (ounces)	–			–
		550,000	550,000
Average price per ounce	$–	$6.3314	$6.3314	$–

Call options sold (ounces)	–	550,000	550,000	–
Average price per ounce	$–	$7.6454	$7.6454	$–

* Based on 6.3967 rand to one U.S. dollar, being the closing rate at September 30, 2004.

The mark-to-market value of the Company's off-balance sheet gold hedge contracts as at September 30, 2004 was negative $12.6 million.

OUTLOOK
During the last quarter of 2004 and beyond, the Company will maintain its commitment to optimizing production and increasing reserves at the Petrex Mines and at the Julietta Mine. Bema's three key development projects continue to be advanced towards production. The Refugio Mine is scheduled to recommence production in early 2005. A new resource calculation is currently being prepared for the Kupol project with a feasibility study scheduled to be completed by April 2005. At Cerro Casale, joint venture partner, Placer Dome is currently pursuing financing opportunities and advancing discussions on key commercial contracts and long-term marketing off-take arrangements. The Company's goal is to increase annual gold production to over 1,000,000 ounces from the development of these existing assets.

Critical Accounting Policies
There were no changes in accounting policies in the third quarter of 2004.

Bema's accounting policies are described in Notes 1 and 2 to the annual audited consolidated financial statements as at December 31, 2003. Management considers the following policies to be the most critical in understanding the judgements that are involved in the preparation of the Company's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

-	carrying value of goodwill;
-	impairment assessment of the carrying value of property, plant and equipment;
-	asset retirement obligations;
-	future income tax assets and liabilities;
-	depreciation, depletion and amortization; and
-	valuation of derivative instruments

Carrying value of property, plant and equipment
The Company has determined that based on a long-term gold price assumption of $375 per ounce, the total estimated undiscounted future net cash flows from any of the Company's mines and development properties would not be less than the carrying value of the related long-lived asset.

The Company has invested a total of $141 million in its South African Mining Operations, including the Petrex Mines, intangible assets and goodwill. The Company has determined that using a long-term gold price assumption of $375 per ounce and long-term rand exchange rates of 6.5 rand to one U.S. dollar for 2005 and weakening steadily each year to 9 rand to the U.S. dollar for 2009 and beyond, that there is no impairment of the Company's Petrex Mining Operations at this time. The Company has also determined that based on this and a future potential weakening of the rand, that there remains significant unexplored mining potential in its property holdings in South Africa and consequently that there is no impairment in the value of the intangible assets or goodwill allocated to the Petrex reporting unit.

These assessments may be impacted by a decline in the realized gold price or by a significant strengthening of the rand. In the event that this occurs, the carrying values of the Company's Petrex mining operations, intangibles and goodwill may be impaired necessitating a write-down in the statement of operations, and such a write-down could be material.

Outstanding Share Data
As at November 12, 2004, there were 365,553,490 common shares outstanding. In addition, there were outstanding 16,483,322 director and employee stock options with exercise prices ranging from Cdn.$0.31 to Cdn.$5.39 per share. Share purchase warrants outstanding totalled 25,286,750 exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share and expiring in October 2007. Convertible Notes due in 2011 are convertible into 15,008,576 common shares of the Company. More information on the Convertible Notes and the terms of their conversion are set out in Note 5 of the Company's interim consolidated financial statements at September 30, 2004.

In addition, Bema will issue approximately 27.4 million common shares on closing of the Cdn.$100 million bought-deal public offering announced on October 26, 2004 and subject to the exercise of an option granted to the underwriters, the Company may also issue up to an additional 6.85 million common shares under the offering.

Non-GAAP Measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Third Quarter		Nine months
	2004	2003	2004	2003

Operating costs per financial statements	$22,093	$16,844	$61,514	$46,818
Write-off of deferred stripping costs	–	–	(1,716)	–
Inventory sales adjustment	(271)	861	1,180	1,098
Cash production costs	$21,822	$17,705	$60,978	$47,916

Gold production (in ounces)	61,248	70,217	168,044	181,360

Total cash cost per ounce of gold production	$356	$252	$363	$264

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

Caution on Forward-Looking Information
This report contains "forward-looking statements" within the meaning of the United States Private Securities Legislation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Risk Factors" in the Company's Annual Information Form.